SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Bank’s Preliminary Financial Performance Figures

for the Third Quarter of 2015

The preliminary financial performance figures for Woori Bank for the nine-month period ended on September 30, 2015, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		3Q 2015	2Q 2015	% Change Increase (Decrease)	3Q 2014	% Change Increase (Decrease)
Revenue*	Specified Quarter	6,838,781	4,822,847	41.80	3,599,399	90.00
	Cumulative Basis	16,213,712	9,374,931	—	12,744,515	27.22

Operating Income	Specified Quarter	396,081	275,197	43.93	281,929	40.49
	Cumulative Basis	968,573	572,493	—	966,259	0.24

Income before	Specified Quarter	402,303	294,041	36.82	321,786	25.02
Income Tax Expense	Cumulative Basis	1,089,877	687,574	—	971,242	12.21

Net Income	Specified Quarter	325,075	228,868	42.04	212,495	52.98
	Cumulative Basis	853,894	528,819	—	1,359,902	(37.21)

Profit to the Equity	Specified Quarter	323,293	226,077	43.00	181,029	78.59
Holders of the Parent Entity	Cumulative Basis	840,150	516,858	—	1,376,987	(38.99)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income. (excluding non-operating income).

The above figures are prepared in accordance with Korean International Financial Reporting Standards.

3Q 2014 figures are prepared based on the consolidated financial statements of Woori Finance Holdings Co., Ltd., which merged with and into Woori Bank on November 1, 2014.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: October 29, 2015	By: /s/ Seung-Gyu Kim
(Signature)

	Name:	Seung-Gyu Kim
	Title:	Executive Vice President